GWG HOLDINGS, INC.

220 South Sixth Street, Suite 1200

Minneapolis, Minnesota 55402

February 10, 2017

TRANSMITTED VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed February 7, 2017

File No. 333-214896

Dear Ms. Hayes:

The undersigned respectfully requests that the Registration Statement be declared effective at 9:00 a.m., Washington, D.C. time, on February 14, 2017, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions about this request, please contact Paul D. Chestovich of Maslon LLP, counsel to the Company. The Company authorizes Mr. Chestovich to orally modify or withdraw this request for acceleration.

Sincerely,

GWG HOLDINGS, INC.

By:	/s/ Jon R. Sabes
Jon r. Sabes
Chief Executive Officer